Exhibit 99.1

HANDY & HARMAN LTD. DENOUNCES ADOPTION OF POISON PILL BY
MODUSLINK GLOBAL SOLUTIONS, INC.

Calls Upon Board to Promptly Update Stockholders on Status of
Strategic Alternatives Review

WHITE PLAINS, N.Y., March 23, 2012 /PRNewswire/ — Handy & Harman Ltd. (NASDAQ: HNH) (“HNH”), which together with certain affiliates owns approximately 14.9% of the outstanding shares of ModusLink Global Solutions, Inc. (NASDAQ: MLNK) (“ModusLink”), issued a letter denouncing the adoption of a poison pill by ModusLink as further evidence of its Board of Directors’ entrenchment.  In its letter, HNH called upon the ModusLink Board to promptly publicly disclose, among other things, the progress and status of ModusLink’s strategic alternatives review process and ModusLink’s plans with respect to its business and management in the event it fails to execute a strategic transaction, including, without limitation, the intended structure and composition of the Board and the replacement of CEO Joseph Lawler.

The full text of the letter follows:

March 22, 2012

ModusLink Global Solutions, Inc.
1601 Trapelo Road
Waltham, Massachusetts 02451
Attn: Board of Directors

Ladies and Gentlemen:

Handy & Harman Ltd., together with BNS Holding, Inc. and Steel Partners, Ltd. (collectively, the “HNH Group” or “we”), owns an aggregate of 6,541,185 shares of Common Stock of ModusLink Global Solutions, Inc. (the “Company”), representing approximately 14.9% of the outstanding shares.  We are writing to express our serious concerns with the recent actions taken by the Board of Directors of the Company (the “Board”), which, in our view, are part of a long-running scheme designed to preserve the Board at the expense of stockholders.

We are in receipt of the Company’s March 22, 2012 letter in which the Company purportedly grants to the HNH Group an exemption, pursuant to Section 28 of the Company’s so-called Tax Benefit Preservation Plan (the “Plan”), to purchase in the open market additional shares up to an amount that would result in the HNH Group owning an aggregate of approximately 19.9% of the Company’s outstanding shares.  But while the Board gives with one hand, it takes away with the other.  In its letter, the Board refuses to exempt the HNH Group’s acquisition of these shares from the operation of the Company’s poison pill, which was adopted yesterday, rendering the Board’s grant of an exemption under the Plan utterly meaningless.  It should be beneath the level of a corporate board of directors to play such games and, clearly, an exemption of up to 19.9% under the Company’s poison pill should also have been granted.

We question the Board’s rationale for adopting the poison pill on top of the Plan, which prohibits stockholders from acquiring 4.99% or more of the outstanding Common Stock and prohibits stockholders, such as the HNH Group, that already own in excess of 4.99% of the outstanding Common Stock from acquiring any additional shares without express Board approval.  In our view, this action is equivalent to complete entrenchment of the Board without any regard for the Company’s stockholders.  Leaning on the HNH Group’s request for a waiver under the Plan is a hollow excuse for adopting the poison pill, given that we had previously withdrawn our request for a limited waiver under Section 203 of the Delaware General Corporation Law.  Accordingly, any further purchase of shares by the HNH Group would have effectively restricted us from engaging in a business combination with the Company for a period of three years.  We also note that the poison pill is not subject to stockholder approval, yet another indication that the Board is clearly unconcerned with what stockholders think.  It is evident to us that the Board’s actions shed further light on the dysfunction and disingenuousness of the Board and give stockholders no reason to believe that the Board is acting in their best interests.

Given the defensive measures that the Board has adopted, and its lack of response to the overwhelming approval by stockholders at the Company’s 2011 Annual Meeting of a proposal to de-stagger the classified Board (which was approved by over 90% of the votes cast), we have serious doubts about the true intentions of the Board.  The Board claims it is conducting a strategic alternatives review, yet stockholders have been kept completely in the dark for over four months.  The Board owes it to stockholders to provide a meaningful update on this process.  In light of the Board’s recent actions, stockholders need to know that the Board is concerned with pursuing a transaction that maximizes value for all stockholders rather than pursuing its own self-interested agenda.  We also have serious concerns about the Company’s financial performance, based upon the recently announced financial results in which the Company reported steep declines in net revenue, gross margin, non-GAAP operating loss and working capital, despite the rosy financial outlook conveniently proffered by the Company during the recent proxy contest.  It is therefore incumbent on the Board to provide stockholders with concrete assurances as to the future direction and management of the Company, given the inability of current management to effectively lead the Company.  During CEO Joseph Lawler’s tenure, the Company’s stock price has declined over 80%, from a high of $26.80 in December 2004 to $5.18, while Mr. Lawler himself has collected over $15 million in compensation.  The enrichment and entrenchment of the Board and management at the expense of stockholders cannot be allowed to continue.

We therefore call upon the Board to promptly publicly disclose the following:

•
the current number of shares of Common Stock that may be purchased by the Company’s existing “5-percent stockholders” without triggering an “ownership change” under Section 382 of the Internal Revenue Code;

•	the vote of each member of the Board on the poison pill;

•
the progress and status of the Company’s strategic alternatives review process, including, without limitation, whether the Company is pursuing a sale of the entire company or one or more individual units;

•
the Company’s plans with respect to its business and management in the event the Company fails to execute a strategic transaction, including, without limitation, the intended structure and composition of the Board and the replacement of Joseph Lawler as CEO.

At this critical juncture for the Company, clarity and transparency to stockholders is vitally important.  We urge the Board to respond and conclusively demonstrate that it is indeed working for stockholders, rather than against them.

Sincerely,

HANDY & HARMAN LTD.

By:	/s/ Warren Lichtenstein
Name:	Warren Lichtenstein
Title:	Chairman of the Board

Our Company

Handy & Harman Ltd. is a diversified global industrial company delivering value through the HNH Business System which drives innovation, operating excellence and superior customer service. HNH and its affiliated companies employ over 1,800 people at 29 locations in seven countries.

Our companies are organized into five businesses: Precious Metals, Tubing, Engineered Materials, Arlon Electronic Materials and Kasco.

We sell our products and services through direct sales forces, distributors and manufacturer’s representatives. We serve a diverse customer base, including the construction, electronics, telecommunications, home appliance, transportation, utility, medical, semiconductor, and aerospace and aviation markets. Other markets served include blade products and repair services for the food industry.

We are based in White Plains, New York and our common stock is listed on the NASDAQ Capital Market under the symbol HNH.

CONTACT:

Handy & Harman Ltd.
Glen Kassan,
Chief Executive Officer
(212) 520-2304